United States
                          Securities and Exchange Commission
                                Washington, D.C. 20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 10)


                            The Charles Schwab Corporation
                                   (Name of Issuer)


                            Common Stock ($.01 par value)
                            (Title of Class of Securities)

                                     808513-10-5
                                    (CUSIP Number)

                        Cynthia Holbrook, Assistant Secretary
                            The Charles Schwab Corporation
                                101 Montgomery Street
                               San Francisco, CA 94104
                                     415/627-7533

                        (Name, Address and Telephone Number of
                             Person Authorized to Receive
                             Notices and Communications)

                                   August 12, 1997
               (Date of Event which Requires Filing of this Statement)


          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement [ ].





          808513-10-5                Schedule 13D         Page 2 of 6 pages



          1    NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Charles R. Schwab
               ###-##-####

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       a [ ]
                                                                      b [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED TO ITEMS 2(d) OR 2(e)                        [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America

                              7    SOLE VOTING POWER

          NUMBER OF SHARES         4,398,738
          BENEFICIALLY
          OWNED BY EACH       8    SHARED VOTING POWER
          REPORTING
          PERSON WITH              30,513,372

                              9    SOLE DISPOSITIVE POWER

                                   4,398,738

                              10   SHARED DISPOSITIVE POWER

                                   30,513,372

          11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
               34,912,110

          12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               19.7%

          14   TYPE OF REPORTING PERSON
               IN





          808513-10-5                Schedule 13D         Page 3 of 6 pages



          Item 1.   Security and Issuer

          Security:      Common Stock ($.01 par value)

          Issuer:        The Charles Schwab Corporation
                         101 Montgomery Street
                         San Francisco, CA 94104

          Item 2.   Identity and Background

          a)   Charles R. Schwab

          b)   The Charles Schwab Corporation
               101 Montgomery Street
               San Francisco, CA 94104

          c)   Chairman, Chief Executive Officer and Director,
               The Charles Schwab Corporation
               101 Montgomery Street
               San Francisco, CA 94104

          d)   Inapplicable

          e)   Inapplicable

          f)   United States of America

          Item 3.   Source and Amount of Funds

               Inapplicable.

          Item 4.   Purpose of Transaction

               The shares of Common Stock are held for personal investment, except as noted in Item 5 below.

          Item 5.   Interest in Securities of Issuer

          a) 34,912,110 shares of Common Stock (including 1,137,499 shares which may be acquired within sixty days upon exercise of options) representing 19.7% of the Common Stock outstanding.

          b)   The 34,912,110 shares of Common Stock referred to in
               Item 5(a) above consist of (i) 4,398,738 shares of Common Stock as to which Mr. Schwab has sole voting and dispositive power (including 245,509 shares held by the Trustee of the Charles Schwab Profit Sharing and Employee Stock Ownership Plan and allocated to Mr. Schwab's individual ESOP account; and 3,482 shares held by Mr. Schwab as custodian for his





          808513-10-5                Schedule 13D         Page 4 of 6 pages



               children); and (ii) 30,513,372 shares of Common Stock as to which Mr. Schwab has shared voting power and shared dispositive power (including 1,382,398 shares held by The Charles and Helen Schwab Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 4,320,000 shares held by Mr. and Mrs. Schwab as trustees of The Charles and Helen Schwab Living Trust; 1,002,000 shares held by The Charles and Helen Schwab Family Foundation, a nonprofit public benefit corporation as to which Mr. and Mrs. Schwab, as two of three directors, have shared voting and dispositive power but disclaim beneficial ownership; 22,566,794 shares held by Mr. and Mrs. Schwab as community property; 21,402 shares held by Mr. and Mrs. Schwab as joint tenants; and 1,220,778 shares held by Mrs. Schwab).

          c) The following transactions in Common Stock were effected by Mr. Schwab in the sixty days prior to the filing of this Amendment No. 10:

     Date of        # of Shares      Nature of       Price Per   Where and
     Transaction    of Common Stock  Transaction     Per Share   How Effected

     8/1/97             83,000       Sale             $46.3203   Open Market
     8/4/97             42,600       Sale             $45.8621   Open Market
     8/5/97             56,100       Sale             $45.3533   Open Market
     8/6/97             41,600       Sale             $45.3266   Open Market
     8/7/97             55,700       Sale             $45.9528   Open Market
     8/8/97             22,300       Sale             $44.2567   Open Market
     8/11/97            31,200       Sale             $44.0638   Open Market
     8/12/97            17,500       Sale             $44.6241   Open Market


          d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Schwab, except for The Charles and Helen Schwab Foundation and The Charles and Helen Schwab Family Foundation, as noted in
          Item 5(b) above.

          e)   Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to the Securities of the Issuer

          1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987 between Charles Schwab and
               CL Acquisition Corporation requires that share transfers be





          808513-10-5                Schedule 13D         Page 5 of 6 pages



               made in accordance with state and Federal securities laws and subject to protection of the issuer's rights and further provides for registration rights in certain circumstances.

          2.   Non-Qualified Stock Option Agreement, dated as of
               September 16, 1992 between The Charles Schwab Corporation and Charles R. Schwab pursuant to the 1992 Stock Incentive Plan.

          3. On February 25, 1993, Charles R. Schwab and Helen O. Schwab, grantors of The Charles and Helen Schwab Living Trust (the "Living Trust"), transferred 4,500,000 shares of Common Stock into the Living Trust. (This number has been adjusted for all splits that occurred before September 3, 1996.)
               Section 8.2.1 of the Living Trust provides that if neither Mr. nor Mrs. Schwab is serving as trustee, three designated individuals will receive a general proxy to vote all shares of Common Stock held pursuant to the Living Trust.

          Item 7.   Exhibits

          1. Registration Rights and Stock Restriction Agreement, dated as of March 31, 1987, between Charles R. Schwab and
               CL Acquisition Corporation (now named The Charles Schwab Corporation).*

          2. Form of Non-Qualified Stock Option Agreement, dated as of September 16, 1992, between The Charles Schwab Corporation and Charles R. Schwab.**

          3.   Section 8.2.1 of The Charles and Helen Schwab Living
               Trust.**


          * Incorporated by reference to Exhibit 1 to Amendment No. 8 to Mr. Schwab's Schedule 13D dated July 31, 1995.

          ** Incorporated by reference to Exhibits 4 and 5, respectively, to Amendment No. 5 to Mr. Schwab's Schedule 13D dated May 6, 1994.





          808513-10-5                Schedule 13D         Page 6 of 6 pages



               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


          Date:  August 22, 1997




          /s/ CHARLES R. SCHWAB
          ____________________________
               Charles R. Schwab